UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 15, 2024

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

15 February 2024

Half Year 2024 Exceptional Items Update

BHP announces two items which will be recognised as exceptional items in BHP’s financial results for the half year ended 31 December 2023 (HY24 Results).

These items relate to an impairment of the carrying value of the Nickel West operations and West Musgrave project (Western Australia Nickel) and an increase to the provision for the Samarco dam failure.

The HY24 Results remain subject to review by BHP’s external auditor and final review and approval by the BHP Board.

The HY24 Results will be released on 20 February 2024.

BHP Chief Executive Officer, Mike Henry, said “This is an uncertain time for the Western Australia nickel industry and we are taking action to address the current market conditions. We are reducing operating costs at Western Australia Nickel and reviewing our capital plans for Nickel West and West Musgrave.

BHP Brasil along with Samarco and Vale continue to progress negotiations towards a settlement of the Federal Public Prosecutor Office Claim and Framework Agreement obligations in Brazil. The Renova Foundation has made good progress on reparation and compensation programs and over 84% of the community resettlement cases have been completed.”

Impairment of Western Australia Nickel

During the period, BHP integrated the West Musgrave project (acquired from OZ Minerals) with the Nickel West operations to create the Western Australia Nickel business unit. Western Australia Nickel will be reported in the Group and Unallocated segment.

BHP will recognise a non-cash impairment charge of approximately US$2.5 billion (post tax) (approximately US$3.5 billion pre-tax) against the carrying value of Western Australia Nickel.

Developments for HY24

As disclosed in the January 2024 Operational Review, the nickel industry is facing challenges and there has been a sharp fall in nickel prices.

During CY2023, London Metals Exchange benchmark nickel prices fell considerably as both the supply of nickel from Indonesia significantly increased and the London Metals Exchange began accepting Indonesian-origin nickel products as part of its efforts to respond to evolving industry dynamics. These unfavourable operating conditions are expected to endure for a considerable time.

Due to the deterioration in the short-term and medium-term outlook for nickel, BHP has lowered its nickel price assumptions. In addition, capital costs for Western Australia Nickel have increased due to inflation. BHP has undertaken a carrying value assessment of Western Australia Nickel having regard to these factors and will recognise an impairment as at 31 December 2023.

The impairment reduces the carrying value of Western Australia Nickel’s net operating assets to negative US$0.3 billion, including closure and rehabilitation provisions of approximately US$0.9 billion. BHP will also record Underlying EBITDA of approximately negative US$0.2 billion at Western Australia Nickel in the HY24 Results.

As noted in the January 2024 Operational Review, operations at Nickel West are being optimised, and options are being evaluated to mitigate the impacts of the current low realised prices. Nickel West has responded by reducing discretionary expenditure and reviewing capital plans.

Nickel West’s Kambalda concentrator will be placed into care and maintenance in June 2024 following Wyloo’s decision to suspend its Cassini and Northern Operations mines from 31 May 2024. The Cassini and Northern Operations mines provide the majority of ore feed into the Kambalda concentrator and it will be no longer viable for Nickel West to continue operating the milling circuit after those mines cease operating.

BHP is also reviewing the development plans for Western Australia Nickel with a focus on preserving cash, which includes the potential to place Nickel West into a period of care and maintenance. The West Musgrave project, which BHP acquired as part of the OZ Minerals acquisition, is in execution and is 21% complete. BHP is currently assessing phasing and capital spend for the development of the West Musgrave project as part of this review.

Samarco dam failure provision

BHP will also recognise an income statement charge of US$3.2 billion (post tax) (approximately US$3.1 billion pre-tax) in relation to the Samarco dam failure. BHP Brasil’s provision for the Samarco dam failure will be US$6.5 billion as at 31 December 2023.

As disclosed in BHP’s 2023 Annual Report, BHP Brasil’s provision for the Samarco dam failure as at 30 June 2023 was US$3.7 billion, of which US$0.3 billion was utilised in the period to 31 December 2023.

The exceptional item to be recognised in BHP’s HY24 Results predominantly reflects the assessment of the estimated costs to resolve all aspects of the Federal Public Prosecution Office Claim and the Framework Agreement obligations.

For further information on the Framework Agreement, the Federal Public Prosecution Office Claim and the Samarco dam failure, refer to BHP’s FY23 Financial Statements, note 4 ‘Significant events – Samarco dam failure’ on page 144 of the 2023 Annual Report.

Developments for HY24

The Federal Public Prosecution Office Claim is a claim brought against Samarco Mineração S.A. (Samarco), BHP Billiton Brasil Ltda (BHP Brasil) (a subsidiary of BHP Group Limited) and Vale S.A. (Vale) by the Brazilian Federal Public Prosecution Office on 3 May 2016, seeking R$155 billion (approximately US$32 billion) for reparation, compensation and moral damages in relation to the Samarco dam failure (Federal Public Prosecution Office Claim).

As at 30 June 2023, the provision for the Samarco dam failure only reflected the future cost estimates associated with the delivery of the programs under the Framework Agreement to provide reparation and compensation. In the 2023 Annual Report, BHP also disclosed a contingent liability in relation to the Federal Public Prosecution Office Claim given that it was not possible to reliably estimate the potential outcomes of the claim beyond the estimated costs of completing the programs under the Framework Agreement.

Since 30 June 2023:

•

Samarco, Vale and BHP Brasil have been engaging in negotiations with the Brazilian State and Federal Government and other public entities to seek a settlement of obligations under the Framework Agreement, the Federal Public Prosecution Office Claim, and other claims by government entities relating to the Samarco dam failure; and

•

as previously disclosed, on 25 January 2024, the Federal Court of Brazil issued a decision in relation to the Federal Public Prosecution Office Claim quantifying collective moral damages arising from the Samarco dam failure. The decision found that Samarco, Vale and BHP Brasil are jointly and severally liable to pay collective moral damages in the amount of R$47.6 billion (US$9.75 billion) (to be adjusted for interest and inflation) when any and all appeals are finally determined. On 1 February 2024, Samarco, Vale and BHP Brasil filed a clarification motion with the Federal Court of Brazil in respect of certain factual inaccuracies in the decision, including the calculation of damages. A decision remains pending. BHP Brasil also intends to appeal the decision, challenging the merits and amount of damages. The appeal process is estimated to take approximately two to five years.

In preparing the HY24 Results, BHP has considered the additional information available from the status of settlement negotiations, the judicial decision regarding collective moral damages, updates to the estimated costs of executing the Framework Agreement programs, and the extent to which Samarco may be in a position to fund any future outflows.

As a result, the Group will recognise an income statement charge of US$3.2 billion (post tax), reflecting the change in BHP Brasil’s assessment of potential outflows to resolve all aspects of the Federal Public Prosecution Office Claim and Framework Agreement obligations, covering reparation, compensation and moral damages. The dam failure provision at 31 December 2023 will increase to US$6.5 billion. The Federal Public Prosecution Office Claim will be reflected in the measurement of the provision in the HY24 Results and will no longer be disclosed as a contingent liability.

Uncertainties

Significant uncertainty remains around the resolution of the Federal Public Prosecution Office Claim and the Framework Agreement obligations, and there is a risk that outcomes may be materially higher or lower than amounts reflected in BHP Brasil’s provision for the Samarco dam failure.

Key areas of uncertainty include:

•

the scope and cost of completing the programs under the Framework Agreement, including as a result of ongoing legal actions in relation to the number of people eligible for compensation and the amount of damages to which they are entitled;

•	the outcomes of appeals relating to the judicial decision regarding collective moral damages, including any appeals that may be lodged by the Brazilian Federal Public Prosecution Office;

•

the terms of any potential future settlement agreement in respect of the Federal Public Prosecution Office Claim, including amounts payable, obligations of the parties to perform ongoing programs of work in relation to reparation and compensation, and the period of time over which any settlement amounts may be payable; and

•

the extent to which Samarco is able to directly fund any future obligations relating to reparation, compensation or moral damages. Samarco’s long-term cash flow generation remains highly sensitive to factors including its ability to return to full production capacity, commodity prices and foreign exchange rates.

Other claims and proceedings related to the Samarco dam failure are reflected as contingent liabilities in BHP’s 2023 Annual Report. The outcomes of these claims and proceedings remain uncertain and are expected to continue to be reflected as contingent liabilities in the HY24 Results. An update on their status will be provided in the notes to the financial statements in the HY24 Results.

Samarco and Renova Foundation

BHP Brasil remains fully committed to supporting the extensive ongoing remediation and compensation efforts in Brazil through the Renova Foundation. The Renova Foundation has spent R$34.8 billion (approximately US$7.2 billion) on comprehensive reparation and compensation programs to 31 December 2023. This includes approximately R$16.6 billion (over US$3.4 billion) paid in indemnities and emergency financial assistance to approximately 430,000 people. In addition, approximately 84% of the resettlement cases for the communities impacted by the Samarco dam failure have been completed.

Authorised for release by Stefanie Wilkinson, Group Company Secretary.

Contacts

Media media.relations@bhp.com	Investor Relations investor.relations@bhp.com

Australia and Asia Gabrielle Notley +61 411 071 715	Australia and Asia John-Paul Santamaria +61 499 006 018

Europe, Middle East and Africa Neil Burrows +44 7786 661 683	Europe, Middle East and Africa James Bell +44 7961 636 432

Americas Renata Fernandaz +56 9 8229 5357	Americas Monica Nettleton +1 (416) 518-6293

BHP Group Limited

ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Level 18, 171 Collins Street

Melbourne

Victoria 3000 Australia

Tel: +61 1300 55 4757 Fax: +61 3 9609 3015

BHP Group is headquartered in Australia

bhp.com

Disclaimer

Forward-looking statements

This release contains forward-looking statements, which involve risks and uncertainties. Forward-looking statements include all statements other than statements of historical or present facts, including: statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; global market conditions, guidance; reserves and resources and production forecasts; expectations, plans, strategies and objectives of management; our expectations, commitments and objectives with respect to social value or sustainability; approval of certain projects and consummation of certain transactions; closure or divestment of certain assets, operations or facilities (including associated costs or benefits); anticipated production or construction commencement dates; capital expenditure or costs and scheduling; operating costs; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; and tax, legal and other regulatory developments.

Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘intend’, ‘aim’, ‘ambition’, ‘aspiration’, ‘goal’, ‘target’, ‘prospect’, ‘project’, ‘see’, ‘anticipate’, ‘estimate’, ‘plan’, ‘objective’, ‘believe’, ‘expect’, ‘commit’, ‘may’, ‘should’, ‘need’, ‘must’, ‘will’, ‘would’, ‘continue’, ‘forecast’, ‘guidance’, ‘outlook’, ‘trend’ or similar words. These statements discuss future expectations or performance, or provide other forward-looking information.

Forward-looking statements are based on management’s expectations and reflect judgements, assumptions, estimates and other information available, as at the date made. BHP cautions against reliance on any forward-looking statements. These statements do not represent guarantees or predictions of future financial or operational performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the statements contained in this release.

For example, our future revenues from our assets, projects or mines described in this release will be based, in part, on the market price of the commodities produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets.

In addition, there are limitations with respect to scenario analysis, and it is difficult to predict which, if any, of the scenarios might eventuate. Scenario analysis is not an indication of probable outcomes and relies on assumptions that may or may not prove to be correct or eventuate.

Other factors that may affect the actual construction or production commencement dates, revenues, costs or production output and anticipated lives of assets, mines or facilities include our ability to profitably produce and deliver the products extracted to applicable markets; the impact of economic and geopolitical factors, including foreign currency exchange rates on the market prices of the commodities we produce and competition in the markets in which we operate; activities of government authorities in the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes and royalties or implementation of trade or export restrictions; changes in environmental and other regulations, political or geopolitical uncertainty; labour unrest; weather, climate variability or other manifestations of climate change; and other factors identified in the risk factors discussed in OFR 8.1 in the Annual Report and BHP’s filings with the U.S. Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.

Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events.

Past performance cannot be relied on as a guide to future performance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: February 15, 2024	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary